Independent Auditors' Consent



To the Shareholders and Board of Directors of Smith Barney Investment Funds Inc.:
- Smith Barney Small Cap Growth Fund, Inc.

We consent to the references to our firm, with respect to the Smith Barney Small Cap Growth Fund, Inc. (the "Fund") of Smith
Barney Investment Funds Inc., under the headings "Synopsis" and
"Agreement and Plan of Reorganization" in the Proxy
Statement/Prospectus on Form N-14 for the Fund.

/s/ KPMG LLP
KPMG LLP


New York, New York
July 13, 2000